C21 Investments common shares eligible for DTC in the United States
Service provides simplified access for U.S. investors who want to trade Canadian securities

VANCOUVER, July 30, 2019 – C21 Investments Inc. ("C21 Investments" or the "Company") (CSE: CXXI and OTC: CXXIF) today announced that its common shares are now eligible for electronic clearing and settlement in the United States through the Depository Trust Company ("DTC"), under the Company’s symbol CXXIF.

"DTC eligibility provides shareholders with a more reliable, convenient, cost-effective, and timely process to purchase our common shares in the United States," said Sonny Newman, President and CEO, C21 Investments. "Our strategy has always been to increase liquidity and grow our U.S. shareholder base."

DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law, and a registered clearing agency with the U.S. Securities and Exchange Commission. DTC services provide simplification, convenience, and cost benefits for investors and brokers trading Canadian securities in the United States.

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416-727-1858	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)